UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Koppers Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50060P106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[ X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

1	NAME OF REPORTING PERSON: Saratoga Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-3767052

2	CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

5 SOLE VOTING POWER

NUMBER OF	1,043,830
SHARES
BENEFICIALLY	6 SHARED VOTING POWER
OWNED BY
EACH	0
REPORTING
PERSON WITH	7 SOLE DISPOSITIVE POWER

1,043,830

8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,043,830 shares

10	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.01%

12	TYPE OF REPORTING PERSON: PN

Item 1.

(a)	Name of Issuer:

The name of the issuer is Koppers Holdings Inc. (the "Issuer").

(b)           Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 436 Seventh Avenue, Pittsburgh, Pennsylvania 15219-1800.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G Statement (this "Statement") is hereby filed by Saratoga Partners III, L.P.

(b)	Address of Principal Business Office, or, if none, Residence:

535 Madison Avenue
New York, NY 10022

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:	50060P106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act

(15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned:

1,043,830 shares

(b)	Percent of class:

5.01%

(c)	Voting and dispositive power:

Sole voting power: 1,043,830 shares

Sole dispositive power: 1,043,830 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      February  6, 2008

SARATOGA PARTNERS III, L.P.
/s/ Richard A. Petrocelli Name: Richard A. Petrocelli Title: Treasurer